December 22, 2011

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      GOL Intelligent Airlines Inc.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 8, 2011
File No. 001-32221
Response to Staff Comment Letter dated December 2, 2011

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on December 2, 2011, concerning the Company’s annual report on Form 20-F filed on April 8, 2011, as amended on September 8, 2011 (the “2010 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 6 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2010 Form 20-F.

SEC Comment No. 1.

Annual Report on Form 20-F/A for the year ended December 31, 2010

Financial Statements
Notes to the Consolidated Financial Statements, page F-11
15. Short and Long Term Debt, page F-33

1)      Please tell us and explain in Note 15 why the working capital loan in the amount of R$83,803 is still outstanding at December 31, 2010 when the maturity date on page F-33 is August 2010. Please advise or revise as appropriate.

Response to Comment No. 1.

The actual maturity date of the working capital loan was March 15, 2011. The Company disclosed the maturity date as August 2010 in the explanatory notes to the financial statements included in its 2010 Form 20-F due to a typographical error. We note, however, that the Company’s accounting records and balance sheet on December 31, 2010 correctly reflected the working capital loan. The Company will revise the relevant disclosure in future filings accordingly.

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December 22, 2011

Mrs. Linda Cvrkel

SEC Comment No. 2.

18. Advances from customers, page F-38

2)      We note the agreements with Banco Bradesco S.A. and Banco do Brasil S.A that began in September 2009 under which the banks will issue and manage credit cards in the “co-branded” format, related to the purchase of miles of the mileage program, access rights and utilization of the program customers database, and plus an additional based on variable remuneration conditioned by the right to access and use of customer credit cards by financial institutions and participation in the billing registered in respect of the issued credit cards for the term of 5 years totalizing approximately R$481 million. Please clarify whether the R$481 million is an upfront payment you received from the banks and if so, how you are amortizing this amount over the five years of the agreement considering that only R$49,746 remained in the advances account one year later. Alternatively, if the amount does not represent an upfront payment, please explain how such amount was calculated or determined and explain how various components of the amounts to be received under the terms of this arrangement will be recognized in the company’s financial statements. We may have further comment upon receipt of your response.

Response to Comment No. 2.

The correct aggregate amount of payments to the Company under these agreements with Banco Bradesco S.A. and Banco do Brasil S.A. is R$252,086 thousand, as disclosed in the Company’s Form 6-K filed on November 14, 2011. The Company disclosed the incorrect amount of R$481 million in explanatory note 18 to the financial statements included in its 2010 Form 20-F due to a typographical error. We note, however, that the accounting records and financial statements at all times reflected the correct amounts relating to these transactions.

The following table summarizes the aggregate amounts under these agreements and their base. These amounts are specifically referenced in the respective agreements with the banks. Pursuant to IAS 18, the Company concluded that these amounts represented the fair values of the respective services based on market information on similar independent transactions at that time.

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December 22, 2011

Mrs. Linda Cvrkel

Payment Type	Amount (in thousands of reais)
Purchase of miles(1)	204,000
Access rights to the Smiles program customers database(2)	16,086
Right to use the Smiles brand on credit cards (3)	32,000
Total	252,086

1)      Purchase of miles were recorded as “advances from customers.” The aggregate amount received by the Company for purchase of miles is R$204,000 thousand, representing the fair value of miles sold under these agreements at the time based on similar market transactions. This balance is transferred from the “advances from customers” account to the deferred mileage program revenue account as the banks request that mileage be credited to their customers’ mileage accounts. In accordance with IAS 18 and IFRIC 13, the Company recognizes the mileage awards as revenue when the award credits are redeemed and it fulfills its obligations to supply awards. The balance of R$49.746 thousand as of December 31, 2010 represented the remaining miles that had not been credited to the customers’ mileage accounts and transferred to deferred mileage program revenue as of that date.

2)      Access rights to the Smiles program customer database were recorded as other current and non-current liabilities and relate to right of access to the Company’s Smiles program customer database for the contract period of five years. In accordance with this agreement, the Company makes available to the banks its updated Smiles program customer database on a quarterly basis. Pursuant to paragraph 25 of IAS 18, this amount is being recorded as revenue on a straight line basis over the contract period.

3)      Right to use the Smiles brand on credit cards were recorded as other revenue pursuant to the terms of the respective contracts.  The Company had no related obligation relating to this component of the arrangements. In the event that the respective contracts are terminated at any point during the contract period, the Company has no obligation to return the respective amounts. These agreements included a one-time payment for the right to begin issuing credit cards under the Smiles brand. This amount was entirely recorded as revenue in July 2009 since the Company understands that this is a transaction separate from the other components described above.

The Company had already corrected the error relating to the total aggregate amount of payments under these agreements in the explanatory notes to its interim financial statements as of and for the nine months period ended September 30, 2011 (furnished to the Commission on Form 6-K on November 14, 2011).

The Company will revise and further clarify its disclosure relating to the components of these agreements in future filings.

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December 22, 2011

Mrs. Linda Cvrkel

SEC Comment No. 3.

3)      In a related matter, please reconcile the R$481 million amount disclosed in your Form 20-F with the amount disclosed in Note 20 to your interim financial statements included in your report on Form 6-K filed on November 14, 2011 of R$252,686. As part of your response, please explain the facts or circumstances responsible for the differences between these amounts. We may have further comment upon review of your response.

Response to Comment No. 3.

As discussed in our response to Comment No. 2 above, the correct amount is R$252,086 thousand. The Company disclosed the incorrect amount R$252,686 thousand in its current report on Form 6-K filed on November 14, 2011, due to a typographical error. We note, however, that the accounting records and financial statements at all times reflected the correct amounts relating to these transactions. The Company will revise the relevant disclosure in future filings accordingly.

SEC Comment No. 4.

Note 28. Consolidated financial information of guarantor subsidiaries, page F-58

4)      We note from the disclosures included in Note 28 that you have presented condensed consolidating financial information for the Parent Company, the Issuer Subsidiary, and your guarantor and non-guarantor subsidiaries in Note 28 to your financial statements pursuant to Rule 3-10 of Regulation S-X. Please tell us and revise Note 28 to clearly indicate whether VRG, the guarantor subsidiary is 100% owned by the Parent Company. Also, please tell us and revise future filings to clarify whether the guarantees provided by VRG with respect to the 8.75% perpetual notes, the 7.5% senior notes and the 9.25% senior notes are both full and unconditional as required by Rule 3-10 of Regulation S-X.

Response to Comment No. 4.

The Company advises the Staff that (i) VRG is 100% owned by the Parent Company and (ii) the guarantees provided by VRG with respect to the 8.75% perpetual notes, the 7.5% senior notes and the 9.25% senior notes are both full and unconditional, as required by Rule 3-10 of Regulation S-X. The Company will revise its future filings to clarify these facts.

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December 22, 2011

Mrs. Linda Cvrkel

SEC Comment No. 5.

Report on Form 6-K filed May 2, 2011
Report on Form 6-K filed May 11, 2011

5)      We note from your reports on Form 6-Ks dated May 2, 2011 and May 11, 2011 that your first quarter of 2011 results were subject to a non-recurring write-down of approximately R$120 million. We also note that these write-downs were substantially due to the implementation of a new revenue accounting and issued ticket control system which led to alterations in the balance of the company’s advance ticket sales, as well as the expenses related to the new system and deactivation of the previous system. With regards to these write-downs, please tell us the specific nature and amounts of the costs comprising these R$120 million of non-cash write-downs and explain how each component of the total was calculated or determined. As part of your response, you should also explain in detail why the implementation of a new revenue accounting system resulted in changes in the advance ticket sales balance and you should explain why this change was not accounted for as the correction of an error pursuant to the guidance in IAS 8. We may have further comment upon review of your response.

Response to Comment No. 5.

The Company’s results for the first quarter of 2011 were subject to R$119,088 thousand in noncash charges. Given the relevance of  these charges in the aggregate, the Company decided to disclose these charges in its press releases filed on the Form 6-Ks dated May 2, 2011 and May 11, 2011. The Company did not, however, explain in detail certain of the charges included in this amount because none of these, on a stand-alone basis and in the Company’s view, is material to understand the Company’s business, operating results, cash flows or financial condition.

The table below provides a more detailed breakdown of these charges:

Charges	Amount (in thousands of reais)
Adjustment to advance ticket sales balance(1)	56,760
Impairment of mileage control system(2)	7,175
Provision for taxes on revenue(3)	24,058
Provision for return of aircraft and engines(4)	19,270
Provision on advances to service provider(5)	5,682
Other provisions	6,143
Total	119,088

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December 22, 2011

Mrs. Linda Cvrkel

1)      In the first quarter of 2011, the Company began to use the ARACS revenue accounting system, made by Indra. In connection with the migration of revenue accounting functions to this system, the Company identified a difference between the advance ticket sales balance as calculated by ARACS and the accumulated balance recorded in the old system (New Skies). This difference stems from the fact that the New Skies system was recording interline sales of tickets and mileage redemption according to the amounts set forth in the respective interline agreements but was not recording the performance of the respective services based on the same contractually agreed amount, but rather on spot ticket prices. In addition, the New Skies system did not allow the Company to generate reports based on older cut-off dates, as this system does not record all changes to a booking entry through time, but rather provides a snapshot of the latest status. ARACS, in contrast, records these changes along with the other entries and permits the Company to generate reports based on older cut-off dates. As a result of the New Skies system’s inherent limitations, the Company was unable to determine whether the difference related to the current or prior periods. Consequently, the Company recorded the effects of this difference in March 2011.

2)      The Company implemented a new mileage control system in March 2011 and, as a result, wrote-off the unamortized remaining balance of the old system.

3)      The Company recorded a provision on the balance for recoverable taxes on revenue (PIS/COFINS) relating to ancillary revenues. In the first quarter of 2011, the Company reviewed its expectations for recovery of these taxes and aligned its policies with current market practices and, with the assistance of external legal counsel, recorded a provision to reduce the amount of future tax credits and reflect the revised expectations.

4)      The Company recorded an additional provision for the return of aircraft and engines. The Company records provisions for return of aircraft and engines based on the terms and conditions of each operating lease agreement. The additional provision recorded in the first quarter of 2011 relates to an adjustment to the provision as a result of an increase in actual costs incurred in aircraft and engines returns as compared to previously projected amounts. This increase in costs relates to aircraft reconfiguration (internal and external) and engine maintenance costs for return at minimum maintenance conditions as compared to prior period estimates.

5)      The Company recorded a provision for the total amount of advances made to a service provider that declared bankruptcy.

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December 22, 2011

Mrs. Linda Cvrkel

SEC Comment No. 6.

Report on Form 6-K filed November 14, 2011

September 30, 2011 Interim Financial Statements
Notes to the Consolidated Interim Financial Information, page 18
17. Short and Long-term Debt, page 33
Repurchase of own shares, page 35

6)      We note from the disclosure on page 35 that in the third quarter 2011, you began issuing call options and put options that were linked to shares of the company’s common stock. Please tell us, and revise future filings to explain how you are accounting for the call options and put options that were issued during 2011 in your financial statements. Your response and revised disclosure should also explain how you determined the fair value, if any, related to these options and the relevant IFRS accounting literature applied in accounting for these transactions.

Response to Comment No. 6.

The Company has implemented these transactions in connection with its share buyback program on the São Paulo stock exchange BM&FBOVESPA. The program is structured in accordance with applicable Brazilian securities regulations. In the context of the program, the Company acquires call options on a certain number of the Company’s preferred shares and simultaneously sells put options in an equal number of its preferred shares in the open market. Since these options are settled simultaneously on a net basis, they represent a synthetic forward contract to purchase the Company’s preferred shares at a specific strike price and future date.

These transactions result in future obligations of the Company and are recorded, pursuant to paragraphs 46 and 23 of IAS 32, as a financial liability at the present value of the redemption amounts (strike price). The strike price is determined based on the market prices of the call and put option series with liquidity in the open market.

The Company will improve and clarify its disclosure regarding these transactions in future filings.

We acknowledge that:

•         we are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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December 22, 2011

Mrs. Linda Cvrkel

•         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Leonardo Porciúncula Gomes Pereira
Gol Linhas Aéreas Inteligentes S.A.
By: Leonardo Porciúncula Gomes Pereira
Title: Executive Vice President, Chief Financial and Investor Relations Officer

cc: Heather Clark, Division of Corporation Finance
Securities and Exchange Commission

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